July 20, 2005

Michele M. Anderson, Esq.

    Legal Branch Chief

    Division of Corporation Finance

Albert Pappas, Esq.

    Staff Attorney

    Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verizon Communications Inc.

Amendment No. 4 to Form S-4 – File No. 333-124008

MCI, Inc.

Form 10-K for the year ended December 31, 2004

Form 10-Q for the quarter ended March 31, 2005

File No. 001-10415

Dear Ms. Anderson and Mr. Pappas:

On behalf of Verizon Communications Inc. (“Verizon”) and MCI, Inc. (“MCI”), we hereby submit Verizon’s and MCI’s responses to the comments of the staff of the Commission (the “Staff”), set forth in the Staff’s letter, dated July 15, 2005, to Verizon’s registration statement on Form S-4 (the “S-4”) and MCI’s 10-K for the year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of Verizon or MCI, as the case may be. The S-4 has been marked to indicate changes from the amendment to the S-4 filed with the Commission on July 5, 2005. All references to page numbers in Verizon’s responses are to the pages in the marked version of the S-4.

As noted previously, in response to the Staff’s comments, MCI has supplementally provided to you an amended Annual Report on Form 10-K for 2004 and an amended Quarterly Report on Form 10-Q for the first quarter of 2005 that will include revised disclosure with respect to the Staff’s comments. MCI is supplementally providing to you drafts of such reports, marked to show the proposed changes. Nonetheless, in order to avoid the potential for repeated amendments to these reports, MCI would propose that it submit drafts of the

Ms. Michele M. Anderson

Mr. Albert Pappas

July 20, 2005

amended language to the Staff until all comments are addressed to the Staff’s satisfaction, at which point the amended Annual Report and Quarterly Report will be publicly filed via EDGAR.

Form S-4

Prospectus Cover Page/Letter to Shareholders

1. In the third paragraph regarding the consideration that MCI shareholders will receive, please delete “at least” since there is no guarantee regarding the consideration, if any, that MCI shareholders may receive. Similarly revise throughout the document.

Response

We have revised the disclosure on the Cover Page/Letter to Shareholders and throughout the S-4 to clarify that the $20.40 floor is the minimum value of the merger consideration that an MCI stockholder will have the right to receive prior to any reduction under the downward purchase price adjustment. We respectfully advise the Staff that the disclosure regarding the $20.40 floor was provided in response to the Staff’s comment 2 in its May 17, 2005 comment letter, in which the Staff requested that Verizon “[c]larify that the formula is designed to provide MCI shareholders with at least $20.40 in Verizon common stock and that the $20.40 floor applies if the Verizon average stock price is $35.52 per share or less.”

2. In addition to your statement in the third bullet of the third paragraph that “the full amount of the merger consideration is at risk,” please revise to clearly state that under the purchase price adjustment mechanism, MCI security holders may receive $0. Also revise this language throughout the document.

Response

As discussed with the Staff, we have provided to the Staff, on a supplementary basis, draft disclosure for the risk factor relating to a downward adjustment to the purchase price stating that MCI stockholders should only vote in favor of the merger if they are prepared to accept the risk that the merger consideration may be reduced as a result of the adjustment mechanism and that any such reduction could be material.

Summary, page 1

Structure of the Merger, page 3

3. Here you introduce the term “original structure” to refer to the merger whereby MCI will merger with and into a subsidiary of Verizon. Please revise the remainder of your document to use this term to avoid any potential confusion. For

Ms. Michele M. Anderson

Mr. Albert Pappas

July 20, 2005

example, the summary of the material United States federal income tax considerations on page 12 refers to “the merger” instead of the “original structure.” As another example, your discussion at the bottom of page 8 will be clearer if you also refer to the “original structure.”

Response

As requested, we have revised the disclosure on pages 8, 9, 12 and 13 and throughout the S-4 where appropriate to refer to the original structure.

Merger Consideration and Conversion of MCI Common Stock, page 3

4. Currently, the presentation of the information in the first paragraph of this subsection continues to be difficult to understand. Please rewrite this section to simply state the tax consequences to stockholders if MCI pays the special cash dividend and if Verizon pays the cash at closing as part of the merger consideration. Before you describe the differences in tax consequences, indicate that you cannot determine at this time how stockholders will be taxed on the cash they receive in the merger.

Response

We have revised the disclosure on page 3 as requested.

Potential Downward Purchase Price Adjustment for Specified Liabilities, page 4

5. We continue to consider your draft response to our prior comments 6 and 13 regarding resolicitation and will advise you of our position shortly.

Material United States Federal Income Tax Considerations, page 12

6. We note your revised disclosure in response to prior comment 13. Please continue to revise this section as follows:

•	organize this section into separate subsections that would include why you will not be able to determine the tax treatment at the time of the MCI shareholders’ meeting, the tax consequences of the original merger structure, the tax consequences of the alternative merger, and the tax consequences of the special cash dividend;

•	include a statement as the first sentence of this section that you cannot determine now and, at the time of the MCI stockholders’ meeting, you will not be able to determine the U.S. federal income tax consequences of the transaction to MCI shareholders; and

Ms. Michele M. Anderson

Mr. Albert Pappas

July 20, 2005

•	rather than disclosing the mechanics of the original merger structure and the alternative merger to investors in the first sentences of the second and third paragraphs, please state the tax consequences to shareholders in the first sentence of each new subsection.

Response

We have revised the disclosure on pages 12, 13 and 14 as requested.

7. Please see prior comment 19 of our letter dated May 19, 2005 and prior comment 14 of our letter dated June 22, 2005. You state in this section that “MCI will treat the special cash dividend … as a distribution” and you similarly state that “MCI will treat the cash paid as a special cash dividend …” on page 3. Also, you indicate on page 12 that “it is anticipated the ‘continuity of interest’ requirement will be met.” As noted in our prior comments, MCI may not render an opinion regarding tax consequences; only tax counsel or an accountant may render an opinion on tax consequences. Since you have disclosed that counsel is unable to provide an opinion on these matters, then you should not state what the consequences “will” be or that one outcome is more likely to occur. Instead, you can simply describe how shareholders will be taxed if the amount paid as a cash dividend is treated as a distribution and how they will be taxed if the dividend is treated as merger consideration. Counsel may also state which position you intend to take if challenged by the IRS. Please revise throughout.

Response

We have revised the disclosure as requested throughout the S-4.

Risk Factors Relating to the Merger, page 24

MCI and Verizon are the subject of various legal proceedings …, page 28

8. The disclosure you have added in response to prior comment 21 is vague. Please briefly describe the allegations underlying the events that you disclose.

Response

As requested, we have revised the disclosure under “Risk Factors Relating to the Merger” on page 29 to describe the allegations.

Ms. Michele M. Anderson

Mr. Albert Pappas

July 20, 2005

The Merger, page 32

Background of the Merger, page 32

9. Regarding the offer MCI received from the RBOC, clarify whether or not the proposed purchase price adjustment mechanism could have put the full amount of the merger consideration at risk as a result of the bankruptcy liabilities.

Response

We have revised the disclosure under “Background of the Merger” on page 35 to clarify that the full amount of the purchase price was at risk as a result of the purchase price adjustment mechanism.

10. Revise to clarify what you mean by “access economics” on page 38.

Response

We have revised the disclosure under “Background of the Merger” on page 39 as requested.

11. Please provide a thorough description of the “downside sensitivity analyses” that you refer to on pages 48, 51, 53 and 56 including any calculations performed and assumptions made. Your disclosure should clearly explain how the analyses led to the MCI board’s conclusion that the expected value to be received under the Qwest proposal would more likely be at the lower end of the range of values. If these analyses were performed by the financial advisors, then revise to state this fact and provide all of the related information required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Response

In response to the first sentence of the Staff’s comment, we note that the downside sensitivity analysis referred to on page 57 (with respect to the final Qwest proposal) is described in more detail in the “Analyses of MCI’s Financial Advisors” section beginning on page 71. Per our call with the Staff, we have deleted the references to the downside sensitivity analyses on page 48, 52 and 54 and, on page 57, we have included additional disclosure to clarify that the downside sensitivity analysis performed in connection with the final Qwest proposal was substantially similar to the downside sensitivity analyses performed with respect to Qwest’s earlier proposals.

In response to the second sentence of the Staff’s comment, we note that it was not the analyses that led to MCI’s board of directors’ conclusion that the expected value to be received under the Qwest proposal would more likely be at the lower end of the range of values than the higher end, but rather the risks and uncertainties associated with achieving those values, as compared with Verizon’s proposal, as described under the “MCI’s Reasons for the Merger” section. We have revised the disclosure to clarify this.

In response to the last sentence of the Staff’s comment, we note that the analyses referred to on those pages were performed by the financial advisors. We have revised the disclosure accordingly. However, as discussed with the staff, we are not providing the Item 4(b) information.

MCI’s Reasons for the Merger, page 61

12. We note the disclosure you have added regarding the MCI board’s consideration of the transaction with Mr. Helu; however, it is not clear why the MCI board believes the merger with Verizon is fair to its shareholders in light of the transaction with Mr. Helu. You simply state the terms considered, yet the transaction with Mr. Helu is fundamentally different from the proposed consideration that other MCI shareholders will receive. Accordingly, it should be clear why the MCI board believes that the merger with Verizon is fair to all other MCI shareholders in light of those fundamentally different terms, such as the fact that Mr. Helu’s consideration is not at risk to decrease to $0.

Ms. Michele M. Anderson

Mr. Albert Pappas

July 20, 2005

Response

As discussed with the Staff, the transaction between Verizon and entities affiliated with Mr. Slim was a private transaction negotiated between those parties. The terms offered by Verizon to those entities were not offered to other MCI stockholders. After negotiations between MCI and both Qwest and Verizon, MCI’s board of directors made a final determination as to whether Qwest’s or Verizon’s offer was in the best interests of MCI stockholders. While MCI’s board of directors considered the terms offered to Mr. Slim and took account of the differences in those terms as opposed to the terms offered under the merger agreement (as disclosed under “MCI’s Reasons for the Merger” on pages 64 and 65), MCI’s board of directors determined that, in light of the fact that the terms offered to Mr. Slim were not available to the other MCI stockholders, as noted above, and for the other reasons described in the S-4, the terms offered to MCI’s stockholders under the merger agreement were fair to, and in the best interests of, MCI and its stockholders. We have revised the disclosure to clarify the above. We also note for the Staff that each of the Verizon and Qwest offers contained the same purchase price adjustment.

13. We note the disclosure you have added under “Presentations and Opinions of Financial Advisors” on page 64. Please provide additional disclosure regarding how the board’s fairness determination was impacted, if at all, by the fact that MCI will not obtain updated fairness opinions in the event the merger consideration is adjusted downward. Refer to prior comment 12.

Response

We have revised the disclosure under “Presentations and Opinions of Financial Advisors” on page 65 accordingly.

14. Under “Tax-Free Transaction” on page 65, briefly explain why the short length of time that MCI shareholders have held their shares supports the board’s belief that a fully taxable merger transaction would unlikely be an important factor to them.

Response

We have revised the disclosure under “Transaction Structure” on page 66 accordingly.

15. Several of the bullet points appearing under “Alternative Proposals from Qwest” on page 67 continue to lack sufficient context for investors to adequately assess the information. See prior comment 32. In this regard, please address the following:

•	revise the first and second bullet points to briefly state what the board concluded regarding Qwest’s ongoing ability to sustain network service quality and its capacity and commitment to invest in new capabilities;

•	revise the seventh bullet point to indicate whether the equity financing commitments that Qwest obtained alleviated any of the board’s concerns about the financing required by Qwest to complete its proposed merger as mentioned in the preceding bullet point; and

Ms. Michele M. Anderson

Mr. Albert Pappas

July 20, 2005

•	the ninth bullet refers to Mr. Notebaert’s presentation and responses to questions from MCI’s board on March 16, 2005, but there is no corresponding discussion of the substance of his presentation or responses in the portion of the Background section that relates to this meeting. Please revise to provide more details about his presentation and responses to inquiries.

Response

We have revised the disclosure under “Alternative Proposals from Qwest” on pages 68 and 69 as requested.

Analyses of MCI’s Financial Advisors, page 64

16. Revise the reference to the advisors’ opinions and analyses appearing in “MCI’s Reasons for the Merger” to have the board specifically note that it relied on the analyses despite the fact that the advisors selected only one company and one transaction for the comparable company and comparable transaction analyses.

Response

We have revised the disclosure under “MCI’s Reasons for the Merger” on page 65 accordingly.

17. We note your response to prior comment 39. Please clarify what you mean by “prevailing industry multiples” and explain why the multiples differed for each business as requested in prior comment 39.

Response

We have revised the disclosure on pages 78 and 86 to reflect the Staff’s comment.

Material United States Federal Income Tax Considerations, page 99

Merger and Alternative Merger, page 100

18. Please revise the subsection heading “Form of Transaction” to also indicate that the tax consequences will not be known at the time of the MCI shareholders’ meeting. Similarly state at the forefront of this section that you cannot determine now and, at the time of the MCI stockholders’ meeting, you will not be able to determine the U.S. federal income tax consequences of the transaction to MCI shareholders.

Ms. Michele M. Anderson

Mr. Albert Pappas

July 20, 2005

Response

We have revised the disclosure on page 102 as requested.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2. Purchase Price, page 126

19. Please refer to prior comment number 44. Since you have not provided us with specific references to the accounting literature that permits you to include the dividend that MCI will pay to its shareholders prior to the merger as part of the purchase price that Verizon will pay for MCI, revise to exclude this dividend.

Response

We have revised the disclosure on page 129 to exclude from the purchase price the special cash dividend.

20. Furthermore, since you have already entered into and consummated a separate transaction for the purchase of MCI shares owned by entities affiliated with Carlos Slim Helu, please remove this transaction from your calculation of the purchase price and present this in your pro forma financial statements in a separate column since this is not included in the transaction under consideration by the MCI shareholders.

Response

We have revised the disclosure on page 129 to remove the transaction with the entities affiliated with Mr. Carlos Slim Helu from our calculation of the purchase price. As requested, we have presented the transaction with those entities in a separate column of our pro forma financial statements on page 126.

21. Please refer to prior comment number 45. The sensitivity analysis should also give effect to the range of possible reductions in the stock purchase price for MCI for the potential downward purchase price adjustment for specified liabilities and other adjustments disclosed on page 106 as well as throughout Form S-4 Amendment No. 3. Discuss in detail your status regarding determining the amounts of the liabilities that may result in a downward price adjustment. Disclose the impact of your tax settlement with the state of Mississippi and its effect on liabilities that can impact MCI shareholders’ stock purchase price.

Ms. Michele M. Anderson

Mr. Albert Pappas

July 20, 2005

Response

As discussed with the Staff telephonically, we are supplementally providing the Staff with a revised footnote that is responsive to this comment.

Note 5. Pro Forma Adjustments, page 122

22. Please refer to prior comment number 46. Discuss in the footnote (h) the amount of cash required if the senior notes are not redeemed prior to the merger and have to be redeemed within 30 days of the change in control. Discuss how you will utilize working capital, which appears to be negative in the pro forma condensed consolidated balance sheet, to redeem the notes. Also discuss the impact of bank and capital market transactions on your pro forma condensed consolidated statements of income.

Response

We have revised the disclosure in footnote (i) on page 133 to include the requested information about the Senior Notes.

MCI draft Amendment No. 1 to Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 20 Income Taxes, page F-60

23. Please refer to prior comment number 49. As we previously requested, please provide FAS 5 disclosure for the additional federal, state and foreign tax

Ms. Michele M. Anderson

Mr. Albert Pappas

July 20, 2005

contingencies and claims as disclosed on page F-61 and page 106 of the Form S-4 Amendment No. 3. Before providing taxes in the financial statements, we believe that tax positions should be probable of being sustained under audit by the relevant taxing authority without consideration for audit detection risk. We recognize that some companies take positions on their tax return that do not meet the probable threshold. Some call this the “as filed” basis. The staff believes that a contingent tax liability should be recorded to account for this difference between the book and as filed tax return positions. In addition, we believe disclosures for both recorded and unrecorded exposures to contingent tax liabilities are required by FAS 5.

Response

As we discussed in our telephone conference on July 19, MCI confirms that in providing for taxes in the consolidated financial statements, MCI accrues for contingent tax liabilities unless the tax position at issue is sustainable on audit at a “should” level of comfort, without regard to audit detection risk. MCI has reviewed the FASB proposed interpretation for accounting for tax uncertainties and believes that its accounting for tax contingencies is consistent with the exposure draft and the Staff’s position and that its consolidated financial statement disclosures support that position. MCI’s tax positions have been evaluated to be consistent with the proposed standard of a “probable recognition threshold” and for uncertain tax positions that do not meet the probable threshold of being sustained, a contingency liability has been established.

MCI has provided aggregate information as required by FAS 5 for its federal, state and foreign tax reserves. In addition, where additional exposures are considered to be more than remote, MCI has disclosed a maximum exposure of claim, such as the proof of claims filed by the state of Mississippi and other states for $2.7 billion. MCI also notes that the exposures are subject to ongoing negotiations and the outcome could result in a cash payment different from the amount accrued.

For federal and foreign tax contingencies, many of which have not ripened to claims as of yet, MCI has accrued in accordance with the standards outlined above. As such, any additional exposures not accrued are considered remote and therefore no additional disclosures are required under FAS 5. In addition, for MCI’s federal and foreign exposures, MCI notes that the amounts are subject to final review and settlement. As with the state taxes, the outcome could result in a cash payment different from the amount accrued.

In connection with the merger, MCI has been evaluating the potential for a downward purchase price adjustment during the last several months. Certain tax liabilities are a significant component of the specified liabilities taken into account for this purpose. Although MCI’s consolidated financial statement accruals for the relevant tax liability items are the starting point for this analysis, the purchase price adjustment will not ultimately be determined on this basis. In this regard, note that the contractual definition of amounts that may be included as specified liabilities differs from amounts accrued in accounting for taxes in the consolidated financial statements in certain important respects. First, the amounts to be included in the purchase price adjustment relate only to claims for periods prior to MCI’s emergence from bankruptcy in April 2004, so certain amounts for certain items reflected in MCI’s consolidated financial statements must be pro rated to reflect the cutoff. In addition, the purchase price adjustment relates only to claims actually asserted (or in certain cases, claims of which MCI has actual knowledge) as of the closing date, whereas the consolidated financial statement accruals reflect items without regard to the risk of detection on audit. Finally, the amount included in the purchase price adjustment with respect to any particular claim will be the amount MCI and Verizon agree is (or an arbitrator determines is the best estimate of) the amount of cash that will actually be required to satisfy that claim, which may differ from the amount required to be included for financial accounting purposes. MCI confirms that there are no significant items of contingent tax liability taken into account in its evaluation of the amount of the potential purchase price adjustment that have not already been considered in recording accruals in MCI’s consolidated financial statements. Finally, MCI confirms that during the last several months it has been undertaking the analysis required to evaluate the potential for a purchase price adjustment, the most significant development affecting the relevant inputs is MCI’s settlement with the state of Mississippi. There have been no assertions of significant new tax claims or other notable developments that would, in the aggregate, be expected to increase the amount of any purchase price adjustment.

Based on the telephone conference with the Staff on July 19, MCI has not further revised the disclosures in its Form 10-K/A.

MCI draft Amendment No. 1 to Form 10-Q for quarter ended March 31, 2005

24. Revise, as applicable, for comments issued regarding Form 10-K for the year ended December 31, 2004.

Response

We believe that no additional revisions are applicable for the Form 10-Q/A for the quarter ended March 31, 2005.

* * * *

In addition to the responses to the Staff’s comments, described above, the S-4 includes other changes, which are intended to update, clarify and render more complete the information contained therein.

If you would like to discuss any of Verizon’s or MCI’s responses to the comments or if you would like to discuss any other matters, please contact the undersigned of Debevoise & Plimpton LLP at (212) 909-6698 or Phillip Mills of Davis Polk & Wardwell at (212) 450-4618. For accounting matters relating to Verizon, please contact Michael Morrell at (212) 395-1200 and for accounting matters relating to MCI, please contact Gregory Fink at (703) 886-5044.

Very truly yours,

/s/ William D. Regner
William D. Regner

Ms. Michele M. Anderson

Mr. Albert Pappas

July 20, 2005

Enclosures

cc.:	Marianne Drost, Esq. Verizon Communications Inc.
Anastasia Kelly, Esq. MCI, Inc.
Phillip Mills, Esq. Davis Polk & Wardwell
Michael Kaplan, Esq. Davis Polk & Wardwell